May 21, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Jackson National Separate Account – I (“Registrant”)
File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 82 under the Securities Act of 1933, and Amendment No. 223 under the Investment Company Act of 1940, to the respective registration statements.  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the registration statement includes:

•
Updated disclosure for the Fixed Accounts' interest rate computations and guarantees, including for the Fixed Account Options, the GMWB Fixed Account and the GMAB Fixed Account, and transfer restrictions into and out of the Fixed Accounts;

•	A revised base withdrawal charge schedule to allow for lower charges in certain years;
•	Revised versions of the Jackson Select Guaranteed Minimum Withdrawal Benefits;
•	Two new Guaranteed Minimum Withdrawal Benefits that each provide flexibility as to the election of selected features, referred to as “Options”; and
•	A new death benefit available only with one of the new Guaranteed Minimum Withdrawal Benefits’ combinations of Options.

Please note that several more currently registered annuity contracts will contain these revisions.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy, marked to show changes, of this filing.

Please call or e-mail me with your questions or comments.  If you have any question or comment please contact Joan E. Boros at Jorden Burt LLP  (202-965-8150 and JEB@Jordenusa.com).

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Assistant Vice President

cc:  Ellen Sazzman

May 21, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (Perspective II) File Nos.: 811-08664 and 333-70472

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call or e-mail me with your questions or comments.  If you have any question or comment please contact Joan E. Boros at Jorden Burt LLP  (202-965-8150 and JEB@Jordenusa.com).

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Assistant Vice President

cc:  Ellen Sazzman